FORM 3

OMB APPROVAL/ OMB Number: 3235-0104

Expires: December 31, 2001

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

Parrott, Gerald E.

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Last/First/Middle

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RD #1, Box 1895

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Street

Barre, VT 05641

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City/State/Zip

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2. Date of Event Requiring Statement (Month/Day/Year)

05/16/01

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

Rock of Ages Corporation "ROAC"

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5. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[ ] Director

[ ] 10% Owner

[ x] Officer (give title below)

[ ] Other (specify below)

Vice President/Manufacturing

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6. If Amendment, Date of Original (Month/Day/Year)

02/16/01

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7. Individual or Joint/Group Filing

(Check all applicable)

[X] Form filed by One Reporting Person

[ ] From filed by More than One Reporting Person

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TABLE I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Inst. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Onwership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person,

see Instruction 5(b)(v).

FORM 3 (continued)

TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls,

warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date(Month/Day/Year)		3.Title and Amount of Securities Underlying Derivative Security (Instr.4)		4. Conversion or Exercise Price of Derivative Security	5.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock option (right to buy)	12/31/96*	12/31/01	Class B Common Stock	50,000 (1)	$3.74	D

Explanation of Responses:

*Grant to reporting person of option to buy shares of Class B common stock under the Rock of Ages 1994 Stock Plan in a transaction exempt under Rule 16b-3. The option vests in 5 equal increments on 12/31/96, 12/31/97, 12/31/98, 12/31/99 and 12/31/00, respectively.

(1) On February 16, 2001, a Form 3 was filed that erroneously reported the grant to reporting person of option to buy 10,000 shares of Class A common stock under the Rock of Ages 1994 Stock Plan, vesting in three increments on 07/20/01, 07/20/02 and 07/02/03, at an option price of $4.94 per share.

** Intentional misstatements or omissions of facts

constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 781f(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction

6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/Gerald E. Parrott

** Signature of Reporting Person

Date:05/23/01